
BREAKTHROUGH
Adaptive Theory.

INVEST IN **META-BRAIN LABS**

Brain-Computer Interface (BCI) to Restructure Limiting Mindsets, FAST!

LEAD INVESTOR

Thomas N Hawes Hunden Co-Owner, The DevCo Family of Companies

It is my privilege to be the lead investor in Meta-Brain Labs. The method that Alexandrea has developed is tremendously valuable and it's like nothing else that I am aware of. When we get tripped up by our negative self-talk, when we're under pressure and under stress, this method and technology helps us get out of our own way and I've found that to be tremendously effective. I am investing because I'm very optimistic about Alexandrea, the team she has put together, the methodology that she has developed, the software and interface that is developed, I am very confident in this venture and that is why I decided to get on board in a big way.

Invested $50,000 this round & $15,000 previously

metabrainlabs.com Bellevue Washington

Technology | Female Founder | B2B | Mobile Apps | Subscription

Highlights

1. Meta-Brain Labs Science-Backed Chatbot App restructures mindsets to help people achieve their dreams

2. 2023 Golf pilot study validates our scientific process: Golfers improved 20' putts by 32% in 2 weeks

3. Brain-Computer Interface market size set to exceed $9.4B USD by 2032, with 16.7% CAGR from 2023-2032

4. Global Sports Technology Market Size is $20.1B in 2022, and is projected to reach $76.4B by 2032

5. Patents filed, pending, protects the company for any integration of a chatbot with biometrics

6. An AI Ethics Council has been established to guide AI implementation, to predict human mindsets

7. Leverage biometric-guided self-knowledge to actualize dreams, goals and desires

8. Our data will ultimately be used to map personality to the genome to predict disease risk factors

Our Team



Alexandrea Day CEO & Founder



Combining 2 extensive careers in therapy & tech to create software that helps people tap into their unconscious mind to modify limiting beliefs.



Adrian Bubela Technical Director

20-year career specializing in AI. Founded several SW development companies designing custom healthcare, education, & business solutions including financial markets forecasting. Created a private investment fund that uses his algotrading developments.



Dr. Holly Hagen Neuropsychologist

Clinician and researcher focusing on the underlying motivations within the brain that underlie and manifest behavior.



Kim Askey Strasser Coach & Leader Trainer

Kim is a Master Certified Life Coach and Executive Nurse Leader who is passionate about guiding and supporting individuals in achieving their highest potential for health, happiness, and balance.

Pitch


CONSCIOUS ACCESS TO THE UNCONSCIOUS MIND
CHATBOT ASKS PROBING


INTERFACE (BCI)
MINDSET RESTRUCTURING
Meta-Brain
LABS

2

The Unconscious Mind Drives Behavior

- Mindsets are hidden in the unconscious mind
- Mindsets don't change just because we want them to
- Mindsets predict each person's life experience

Self-defeating Mindset: "I can't do what I want to do."


Meta-Brain
LABS


Meta-Brain
LABS

3

Self-Selected Mindset Restructuring

- Remove blocks to peak performance
- Create ease performing the same task that previously caused anxiety
- Reverse any limitation set by past experiences

Restructured Mindset: "I do what I want to do."


Meta-Brain
LABS

BCI TECH



Data/Analysis/AI
(Processes data from App and determines Chatbot probing questions)

EEG-enabled Headset
(Emits User's Brainwave signals to App)

AI-Infused Chatbot
(Guides discovery & reinforcement of Mindset Restructuring)

Download on the App Store | Available on the Google Play

PATENT-PENDING

STRATEGY

5

Meta-Brain LABS

Coaches lead the way in Mindset Restructuring.

1 WHO	2 ASSESS	3 WHAT	4 REPEAT
Coaches, Trainers, Consultants	Identify goals and obstacles	Assign program(s) to quickly restructure mindsets	Assess & Assign more programs

6

BUSINESS MODEL

Meta-Brain LABS

SaaS | Coach-led Mindset Restructuring Programs

(The best and brightest thought leaders)

- Our BCI assesses, identifies, and helps users restructure their mindsets for behavioral change

- QA chatbot guides the mindset restructuring process based upon pre-set questions
- Massive data collection and analysis for continual invention

7

Meta-Brain LABS

REVENUE MODEL

Program Sales to Users	Coach Platform Fees	Headset Sales
Subscriptions based upon usage	User & Content Management Platform	Purchase, financing, and rental options available

8

GO-TO-MARKET

Meta-Brain LABS

Recruit, Publish & Empower | Coaches.

- Coaching industry is $35B
- Repurpose and publish content in the Chatbot QA format
- Train & certify coaches to guide, support & hold users accountable

Meta-Brain LABS

COMPETITIVE ANALYSIS

Muse	Mendi	Meta-Brain Labs	CBT BETTERHELP.COM	BOOKS, LEARNING
Relaxation	Relaxation	Mindset Restructuring	Therapy	Self-Improvement
			X	X
Momentary Relief	Momentary Relief	Permanent Behavioral Change	Slow and inconsistent results	Lack of motivation & follow-thru

Meta-Brain LABS

KEY TEAM MEMBERS



Alexandrea Day

CEO

Neurotech innovator, inventor of self-assessment, self-change process called Adaptive Theory.

in



Mike Lauder

CFO

Career financial expert strategically co-creating revenue models for large and small companies.

in



Dr. Holly Hagen

Neuropsychologist

Clinical interviewer, administer, and interpreter of neuropsychological and psychological findings or comprehensive reports.

in



Daniel Guest

President, Meta-Brain Golf

Golf coach, industry speaker and author of the best-selling golf instruction book, Unleash the Golfer WITHIN.

in



Kim Askey Strasser

Certified Master Coach

25-year Transformational leader helping more than 250 companies with leadership growth. Former UPS executive.

in

Meta-Brain LABS

INVESTOR DEAL

$1,235,000

$9MM CAP, 20% DISCOUNT | SAFE NOTE

$9MM CAP, 20% DISCOUNT | SAFE NOTE.

12

FINANCIAL PROJECTIONS

(From Date of Funding)

	Year 1	Year 2	Year 3
Income	$2.3m	$12.5m	$31.8m
Expenses	$4.3m	$10.8m	$20.6m
Net Profit (Loss)	($2.0m)	$1.7m	$11.6m

Forward-looking projections cannot be guaranteed.

EXIT STRATEGY

13

Multiple Acquisition Opportunities

3 Categories; 3 acquisition opportunities.

- Sports
- Achievement
- Mental Health

Each Category offers multiple sub-categories

- Individual & Team Sports
- Soft Skills Training
- Healthcare (therapeutic)

Our Research, Data & Platform

- Highly valued data from user profiles, AI pattern recognition and human behavior analysis, offers a rich opportunity for an acquirer

USE OF FUNDS

1	2	3	4	5
Expand, Secure Executive Team	AI Capital Investment in the Platform	R&D Pilots	Sales Team	Marketing

MINDSET RESTRUCTURING | A BETTER LIFE.

Contact: Alexandrea Day, Founder & CEO
425.318.0599
alexandrea@metabrainlabs.com